SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-13536

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Executive Deferred Compensation Plan of Federated Department Stores, Inc.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federated Department Stores, Inc. 7 West Seventh Street Cincinnati, Ohio 45202 and 151 West 34th Street New York, New York 10001

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.
Financial Statements
As of December 31, 2003 and 2002 and for
the Years Ended December 31, 2003, 2002 and 2001

With Independent Auditors' Report Thereon

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Index

Independent Auditors' Report

Statements of Assets Available for Plan Benefits -
December 31, 2003 and 2002

Statements of Changes in Assets Available for Plan Benefits -
Years Ended December 31, 2003, 2002 and 2001

Notes to Financial Statements

Independent Auditors' Report

Pension and Profit Sharing Committee Federated Department Stores, Inc. Executive Deferred Compensation Plan of Federated Department Stores, Inc:

We have audited the accompanying statements of assets available for plan benefits of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for plan benefits for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for plan benefits for the years in the three year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Cincinnati, Ohio March 26, 2004

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Statements of Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002

Receivables from Federated Department Stores, Inc. - Cash Credits	$20,424,617	$19,018,045

Federated Department Stores, Inc. common stock - Stock Credits	24,262,760	14,713,328

Assets available for plan benefits	$44,687,377	$33,731,373

The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2003

	Cash Credits	Stock Credits	Total

Interest income	$ 431,331	$ -	$ 431,331

Dividend income	-	188,933	188,933

Unrealized appreciation on Federated Department Stores, Inc. common stock	-	9,252,740	9,252,740

Participant contributions	2,677,021	769,427	3,446,448

Total additions	3,108,352	10,211,100	13,319,452

Distributions	1,701,780	661,668	2,363,448

Net additions to assets available for plan benefits	1,406,572	9,549,432	10,956,004

Assets available for plan benefits:
Beginning of year	19,018,045	14,713,328	33,731,373
End of year	$20,424,617	$24,262,760	$44,687,377

The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2002

	Cash Credits	Stock Credits	Total

Interest income	$ 660,247	$ -	$ 660,247

Unrealized depreciation on Federated Department Stores, Inc. common stock	-	(6,068,455)	(6,068,455)

Participant contributions	2,525,765	1,238,405	3,764,170

Total additions (reductions)	3,186,012	(4,830,050)	(1,644,038)

Distributions	805,687	448,133	1,253,820

Net additions (reductions) to assets available for plan benefits	2,380,325	(5,278,183)	(2,897,858)

Assets available for plan benefits:
Beginning of year	16,637,720	19,991,511	36,629,231
End of year	$19,018,045	$14,713,328	$33,731,373

The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Statement of Changes in Assets Available for Plan Benefits

Year Ended December 31, 2001

	Cash Credits	Stock Credits	Total

Interest income	$ 657,971	$ -	$ 657,971

Unrealized appreciation on Federated Department Stores, Inc. common stock	-	3,070,452	3,070,452

Participant contributions	2,551,276	1,747,992	4,299,268

Total additions	3,209,247	4,818,444	8,027,691

Distributions	974,114	1,680,973	2,655,087

Net additions to assets available for plan benefits	2,235,133	3,137,471	5,372,604

Assets available for plan benefits:
Beginning of year	14,402,587	16,854,040	31,256,627
End of year	$16,637,720	$19,991,511	$36,629,231

The accompanying notes are an integral part of these financial statements.

EXECUTIVE DEFERRED COMPENSATION PLAN OF
FEDERATED DEPARTMENT STORES, INC.

Notes to Financial Statements

December 31, 2003, 2002 and 2001

1. Description of the Plan

The following brief description of the Executive Deferred Compensation Plan of Federated Department Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan, as amended, enables key employees of the Company to defer cash and certain stock option compensation for personal income tax purposes. The nonqualified Plan was adopted in 1993 and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 and is not subject to income taxation.

Eligibility and Vesting

The Plan covers key employees, as designated by the Company. Participation is voluntary and participants can elect to make contributions to the Plan. Participants are 100% vested in the Plan at all times.

Participant Accounts

An account is maintained for each participant in the Plan which shows the participant's separate interest in the Cash Credit and Stock Credit portions of the Plan. If a Cash Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with the dollar amount of deferred compensation. At the end of each calendar quarter, the Cash Credit account shall be credited with interest at a rate equal to one-quarter of the percent per annum on United States Five-Year Treasury Bills as of the last day of such calendar quarter. If a Stock Credit is elected, the participant's account shall be credited, as of the end of each calendar quarter, with a stock equivalent which shall be the number of full shares of common stock of the Company that is transferred to or purchased by the Grantor Trust (defined later) with the amount of deferred compensation and with the dollar amount of any part of such credit that is not convertible into a full share. At the end of each calendar quarter, the Stock Credit account shall be credited with a dividend equivalent as declared by the Company, if any, upon each share of common stock during such calendar quarter.

Participants are eligible for distribution of their benefits upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code. Participants, prior to termination, may request to receive the balance of their cash and stock credit accounts in one to fifteen approximately equal installments. Such requests are subject to committee approval.

Effective January 1, 2002, participants have the ability to defer cash compensation on a short-term basis, for a minimum of five years. At the time of such deferral election, participants may request to receive the balance of this short-term deferral account in one to fifteen approximately equal installments. Notwithstanding, participants are eligible for distribution of this short-term account as well as other balances due them under the Plan upon retirement, death, termination of service, in the event of a designated change of control of the Company and in the event of immediate unexpected financial needs of the participant, as the Plan is not subject to the hardship rules of Section 401 of the Internal Revenue Code.

Grantor Trust

The Company established a Grantor (Rabbi) Trust, a wholly owned subsidiary of the Company, intended to meet the safe harbor provisions of RevProc 92-64, for the benefit of participants' Stock Credits under the Plan. The Trust shall be governed by and subject to the terms of a trust agreement entered into between the Company, as grantor, and the trustee.

2. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

b) Investments

The Plan's investments consist of receivables from the Company and common stock of the Company, both of which exceed 5% of assets available for plan benefits. The Company maintains separate book accounts for the benefit of each Plan participant and periodically credits such accounts for deferred compensation, interest and dividend income and distributions. Stock holdings are recorded at their cost at the time of purchase and are presented at their fair market values. The stock credits had a cost basis of $17,543,460 and $17,442,942 at December 31, 2003 and December 31, 2002, respectively.

c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions are subject to inherent uncertainties, which may result in actual amounts differing from reported amounts.

3. Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, all sums credited to individual accounts would be distributed to participants.

4. Administrative Expenses

All administrative costs of the Plan are borne by the Company.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Executive Deferred Compensation Plan of Federated Department Stores, Inc.) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Executive Deferred Compensation Plan of
FEDERATED DEPARTMENT STORES, INC.

Dated March 30, 2004	By: /s/ Ronald W. Tysoe
Ronald W. Tysoe, Member
Pension and Profit Sharing Committee
Federated Department Stores, Inc.